Exhibit 99.2

August 6, 2021 Q2 2021 Earnings Presentation

Forward Looking Statements Q2 2021 Earnings - 06AUG21 2 Certain statements in this presentation constitute "forward - looking information" or "forward - looking statements" (collectively, "forward - looking statements") . Any such forward - looking statements are intended to provide information about management's current expectations and plans and may not be appropriate for other purposes . Forward - looking statements may include financial and other projections, as well as statements regarding our future plans, strategic objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact . We use words such as "may", "would", "could", "should", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "aim", "forecast", "outlook", "project", "estimate", "target" and similar expressions suggesting future outcomes or events to identify forward - looking statements . The following table identifies the material forward - looking statements contained in this document, together with the material potential risks that we currently believe could cause actual results to differ materially from such forward - looking statements . Readers should also consider all of the risk factors which follow below the table : Material Forward - Looking Statement Material Potential Risks Related to Applicable Forward - Looking Statement Completion of the Veoneer transaction  Inherent merger and acquisitions risks, including: the potential termination of our merger agreement with Veoneer as a result of the offer by an alternative bidder to acquire Veoneer at a premium over Magna’s offer price; unexpected costs, liabilities or delays; inability or failure to achieve intended benefits from the transaction; and/or loss of customers, supp lie rs, employees or other forms of business disruption, including diversion of management attention; failure to satisfy the conditions to completion of the transaction, including approval of the merger by Veoneer's stockholders, and receipt of required governmental / regulatory approvals on the terms or at the timing expected; litigation ch allenging the merger  Acquisition integration risks, including the failure to realize anticipated synergies  Technology and innovation risks, including competitiveness of acquired technologies  Program launch risks  Loss of cooperation from an important supplier  Intense competition Financial impact of transaction, including content per vehicle opportunities  Same risks as above  Shifts in consumer take rates  Potential loss of material purchase order Engineering & software resources and expertise  Acquisition integration risks  Attraction/retention of skilled labour, including failure to retain critical employees of either the acquired business or our own existing business  Labour disruption risk at acquired unionized facilities Impact of the global semiconductor shortage  Risks related to OEM actions in response to the semiconductor chip shortage such as unplanned shutdowns of production lines and/or plants ; reductions in OEM vehicle production plans ; and changes to OEM product mix . These risks include : lower sales ; production inefficiencies due to production lines being stopped/restarted unexpectedly based on OEMs' production schedules ; premium freight costs to expedite shipments ; and/or other unrecoverable costs ; OEM claims related to disruption of their production ; price increases from sub - suppliers that have been negatively impacted by production inefficiencies, premium freight costs and/or other costs related to the semiconductor chip shortage  Price concessions Inflationary price increases  Commodity cost volatility  Inability to offset inflationary price increases through continuous improvement actions, price increases, adjustments to our own operations or otherwise  Skilled labour attraction/retention Impact of LG Joint Venture on our ability to participate in e - powertrain opportunities  Technology and innovation risks  Intense competition  Risks related to conducting business through joint ventures Total Sales Segment Sales  Mandatory stay - at - home orders and other restrictions to help contain COVID - 19 spread could impact vehicle sales, vehicle production and our own production  Economic impact of COVID - 19 on consumer confidence  Supply disruptions, including as a result of a semiconductor chip shortage currently being experienced in the industry  Concentration of sales with six customers  Shifts in market shares among vehicles or vehicle segments  Shifts in consumer "take rates" for products we sell Adjusted EBIT Margin Segment Adjusted EBIT Margin Net Income Attributable to Magna  Same risks as for Total Sales and Segment Sales above  Operational underperformance  Higher costs incurred to mitigate the risk of supply disruptions, including : materials price increases ; higher - priced substitute supplies ; premium freight costs to expedite shipments ; production inefficiencies due to production lines being stopped/restarted unexpectedly based on customers' production schedules ; price increases from sub - suppliers that have been negatively impacted by production inefficiencies ; and potential claims against us if customer production is disrupted  Price concessions  Commodity cost volatility  Higher labour costs  Tax risks Equity Income  Same risks as Adjusted EBIT Margin/Segment Adjusted EBIT Margin/Net Income Attributable to Magna above  Risks related to conducting business through joint ventures Free Cash Flow  Same risks as for Total Sales/Segment Sales, and Adjusted EBIT Margin/Segment Adjusted EBIT Margin/Net Income Attributable to Magna above

Forward Looking Statements (cont.) 3 Q2 2021 Earnings - 06AUG21 Forward - looking statements are based on information currently available to us and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances . While we believe we have a reasonable basis for making any such forward - looking statements, they are not a guarantee of future performance or outcomes . In addition to the factors in the table above, whether actual results and developments conform to our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation : Risks Related to the Automotive Industry  economic cyclicality;  regional production volume declines, including as a result of the COVID - 19 pandemic;  intense competition;  potential restrictions on free trade;  trade disputes/tariffs; Customer and Supplier Related Risks  concentration of sales with six customers;  emergence of potentially disruptive EV OEMs;  OEM consolidation and cooperation;  shifts in market shares among vehicles or vehicle segments;  shifts in consumer "take rates" for products we sell;  quarterly sales fluctuations;  potential loss of any material purchase orders;  a deterioration in the financial condition of our supply base, including as a result of the COVID - 19 pandemic; Manufacturing Operational Risks  product and new facility launch risks;  operational underperformance;  restructuring costs;  impairment charges;  labour disruptions;  COVID - 19 shutdowns;  supply disruptions, including with respect to semiconductor chips;  higher costs to mitigate supply disruptions;  climate change risks;  attraction/retention of skilled labour and leadership succession; I T Security/Cybersecurity Risk  IT/Cybersecurity breach;  Product Cybersecurity breach; Pricing Risks  pricing risks between time of quote and start of production;  price concessions;  commodity cost volatility;  declines in scrap steel/aluminum prices; Warranty / Recall Risks  costs related to repair or replacement of defective products, including due to a recall;  warranty or recall costs that exceed warranty provision or insurance coverage limits;  product liability claims; Acquisition Risks  competition for strategic acquisition targets;  inherent merger and acquisition risks;  acquisition integration risk; Other Business Risks  risks related to conducting business through joint ventures;  our ability to consistently develop and commercialize innovative products or processes;  our changing business risk profile as a result of increased investment in electrification and autonomous driving, including: higher R&D and engineering costs, and challenges in quoting for profitable returns on products for which we may not have significant quoting experience;  risks of conducting business in foreign markets;  fluctuations in relative currency values;  tax risks;  reduced financial flexibility as a result of an economic shock;  changes in credit ratings assigned to us; Legal, Regulatory and Other Risks  antitrust risk;  legal claims and/or regulatory actions against us; and  changes in laws and regulations, including those related to vehicle emissions or made as a result of the COVID - 19 pandemic. In evaluating forward - looking statements or forward - looking information, we caution readers not to place undue reliance on any forward - looking statement . Additionally, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward - looking statements, including the risks, assumptions and uncertainties above which are :  discussed under the "Industry Trends and Risks" heading of our Management's Discussion and Analysis ; and  set out in our Annual Information Form filed with securities commissions in Canada, our annual report on Form 40 - F filed with the United States Securities and Exchange Commission, and subsequent filings . Readers should also consider discussion of our risk mitigation activities with respect to certain risk factors, which can be also found in our Annual Information Form .

Q2 2021 Earnings - 06AUG21 4 Reminders All amounts are in U.S. Dollars Today's discussion excludes the impact of other expense (income), net ("Unusual Items") "Organic", in the context of sales movements, means "excluding the impact of foreign exchange, acquisitions and divestitures"

5 Key Messages Q2 2021 Earnings - 06AUG21 Solid Q2 performance in a challenging industry environment 1 Continued focus on cost management, reflecting operational excellence and implemented restructuring actions 2 Strategic portfolio positions us for sales growth over market and strong free cash flow 3 Well - positioned to capture growing market opportunities with systems approach and unique complete vehicle capabilities 4

Magna's ICON  Digital Radar Q2 2021 Earnings - 06AUG21 6 Industry First Application Launches in 2022  Program Award • Dramatically improves RADAR performance • Detects pedestrians up to 150 metres away • Eliminates interference experienced by current RADAR systems • Developed in partnership with technology startup Uhnder, Inc.

Magna and LG Close Joint Venture Transaction Q2 2021 Earnings - 06AUG21 7 Increased Opportunities for Growth in e - Powertrains • Enhances e - motor and inverter building blocks • Strengthens position in e - drive systems through vertical integration • Allows us to participate in growing addressable market for e - powertrain components

Surface Element Lighting Technology Q2 2021 Earnings - 06AUG21 8 First to Market on All - Electric 2021 Volkswagen ID.4 • Compact packaging, homogeneous appearance and customizable, affordable LED lighting • OLED - like uniformity at a fraction of the cost is a game - changer • Minimum thickness of 4mm allows individual compact LED panels to be packaged into tight spaces

Recognition from General Motors Q2 2021 Earnings - 06AUG21 9 Six 2020 Supplier of the Year Awards • Only supplier to receive six awards in a single year from the automaker – won six awards for second straight year • Awards honor top suppliers that consistently exceed expectations • Magna recognized across a variety of technologies

Current Market Dynamics Q2 2021 Earnings - 06AUG21 10 Continued Robust Auto Demand Environment HEADWINDS TAILWINDS Low Dealer Inventory Levels, Particularly in North America OEMs Indications Point to Strong Future Production Semiconductor Chip Supply Constraints High Commodity Costs Increased Labour Costs

CONSOLIDATED SALES $9.0B Q2 2021 Performance Highlights Q2 2021 Earnings - 06AUG21 11 ADJUSTED EBIT MARGIN % 6.2% OTHER ACCOMPLISHMENTS ADJUSTED DILUTED EPS $1.40 FREE CASH FLOW 1 $178M $592M YTD Returned $226M to shareholders through dividends + share buybacks 1 Free Cash Flow (FCF) is Cash from Operating Activities plus proceeds from normal course dispositions of fixed and other asset s p lus settlement of long - term receivable from a non - consolidated joint venture minus capital spending minus investment in other assets Solid Performance in a Difficult Operating Environment Maintained 2021 FCF expectations despite lowering Outlook Improved Exteriors manufacturing footprint in Europe

Q2 2021 Financial Results Q2 2021 Earnings - 06AUG21 12 Reflects COVID - 19 shutdowns Q2'20, semiconductor chip shortage Q2'21 Adjusted EBIT ($Millions) - $600 $557 -$750 -$550 -$350 -$150 $50 $250 $450 $650 Q2'20 Q2'21 Consolidated Sales ($Billions) $4.3 $9.0 0.0 0.1 0.1 0.1 0.1 0.1 0.1 0.1 $0.0 $1.0 $2.0 $3.0 $4.0 $5.0 $6.0 $7.0 $8.0 $9.0 $10.0 Q2'20 Q2'21 Adjusted EPS ($) - $1.71 $1.40 0.0 0.1 0.1 0.1 0.1 0.1 0.1 0.1 -$2.50 -$2.00 -$1.50 -$1.00 -$0.50 $0.00 $0.50 $1.00 $1.50 $2.00 Q2'20 Q2'21

13 Q2 2021 vs Q1 2021 (Sequential) Financial Results Q2 2021 Earnings - 06AUG21 Key Factors • Lower global light vehicle production, substantially due to semiconductor chip shortage ( - ) • Foreign currency translation: $31M (+) Q2'21 vs Q1'21 Production Global - 10% North America - 13% Europe - 11% China - 1% Magna Weighted - 11% Consolidated Sales ($Billions) - 11% $10.2 $9.0 0.0 0.1 0.1 0.1 0.1 0.1 0.1 0.1 $0.0 $2.0 $4.0 $6.0 $8.0 $10.0 $12.0 Q1'21 Q2'21

14 Q2 2021 vs Q1 2021 (Sequential) Financial Results Q2 2021 Earnings - 06AUG21 Key Factors • Lower earnings on $1.1B decline in sales ( - ) • Commodity costs ( - ) • New facility and launch costs ( - ) • Incremental labour costs in Mexico ( - ) • Higher net application costs in ADAS ( - ) • Favourable value - added tax settlement in Brazil (+) • Higher tooling contribution (+) • Q1'21 net settlements of customer claims (+) Adjusted EBIT & Margin ($Billions) - 28% $770 $557 7.6% 6.2% 0.0 0.0 0.0 0.1 0.1 0.1 0.1 0.1 0.2 $0 $100 $200 $300 $400 $500 $600 $700 $800 Q1'21 Q2'21

15 Q2 2021 Cash Flow and Investment Activities Q2 2021 Earnings - 06AUG21 Free Cash Flow 1 ($Millions) - $1,462 $414 $178 0.0 0.1 0.1 0.1 0.1 0.1 0.1 0.1 -$1,600 -$1,100 -$600 -$100 $400 Q2'20 Q1'21 Q2'21 USES OF CASH Public and Private Equity Investments $17M Share Repurchases (1.0M Shares) $99M Dividends ($0.43/share) $127M Cash from Operations Before Changes in Operating Assets & Liabilities $777M Changes in Operating Assets & Liabilities ($249M) Cash from Operations $528M Fixed Asset Additions ($277M) Increase in Investments, Other Assets and Intangible Assets ($93M) Proceeds from Dispositions $20M Free Cash Flow 1 $178M 1 Free Cash Flow (FCF) is Cash from Operating Activities plus proceeds from normal course dispositions of fixed and other asset s p lus settlement of long - term receivable from a non - consolidated joint venture minus capital spending minus investment in other assets

Continued Financial Flexibility Q2 2021 Earnings - 06AUG21 16 Improved Adjusted Debt to Adjusted EBITDA Q2'21 HIGHLIGHTS • Continued operational excellence and higher earnings driving strong cash generation ($B) Estimated Future LTD Principal Repayments (12/31/20) ($M) $129 $365 $722 $760 $647 $1,479 2021 2022 2023 2024 2025 Thereafter LEVERAGE RATIO (LTM, 6/30/21) Adjusted Debt $6.1 Adjusted EBITDA $4.7 Adjusted Debt / Adjusted EBITDA (Q2 2021) 1.29 Adjusted Debt / Adjusted EBITDA (Q1 2021) 1.74 TOTAL LIQUIDITY (6/30/21) Cash $3.4 Available Term & Operating Lines of Credit $3.5 Total Liquidity $6.9 Investment - grade ratings from Moody's, S&P, DBRS

2021 Outlook Assumptions Q2 2021 Earnings - 06AUG21 17 2020 MAY AUGUST Light Vehicle Production (millions of units) • North America 13.0 15.6 14.4 • Europe 16.5 18.5 18.1 • China 23.5 24.7 24.7 Foreign Exchange Rates • 1 CDN dollar equals USD 0.746 0.797 0.801 • 1 EURO equals USD 1.141 1.201 1.193 • 1 RMB equals USD 0.145 0.153 0.155 Changed from previous Outlook

2021 Outlook Q2 2021 Earnings - 06AUG21 18 $ Billions, Unless Otherwise Noted 2020 MAY AUGUST Sales: • Body Exteriors & Structures $16.5 – $17.1 $15.3 – $15.9 • Power & Vision $12.0 – $12.4 $11.8 – $12.2 • Seating Systems $5.6 – $5.9 $5.1 – $5.4 • Complete Vehicles $6.7 – $7.0 $6.3 – $6.6 Total Sales $32.6 $40.2 – $41.8 $38.0 – $39.5 Adjusted EBIT Margin % 1 5.1% 7.2% – 7.6% 7.0% – 7.4% Equity Income $189M $120M – $150M $115M – $145M Interest Expense $86M ~$100M ~80M Income Tax Rate 2 25.7% ~23% ~23% Net Income Attributable to Magna 3 $1.186 $2.2 – $2.4 $2.0 – $2.2 Capital Spending $1.145 ~$1.6 ~$1.6 1 Adjusted EBIT Margin is the ratio of Adjusted EBIT to Total Sales 2 The Income Tax Rate has been calculated using Adjusted EBIT and is based on current tax legislation 3 Net Income Attributable to Magna represents Net Income excluding Other expense (income), net Changed from previous Outlook

19 Free Cash Flow 1 Expectations Q2 2021 Earnings - 06AUG21 2021 ($Billions) $0.0 $0.2 $0.4 $0.6 $0.8 $1.0 $1.2 $1.4 $1.6 $1.8 $2.0 $1.6 - $1.8 $1.6 - $1.8  May 2021 Outlook  August 2021 Outlook 1 Free Cash Flow (FCF) is Cash from Operating Activities plus proceeds from normal course dispositions of fixed and other asset s p lus settlement of long - term receivable from a non - consolidated joint venture minus capital spending minus investment in other assets

2021 Segment Adjusted EBIT Margin Q2 2021 Earnings - 06AUG21 20  2020  May 2021 Outlook  August 2021 Outlook BODY EXTERIORS & STRUCTURES 6.0% 8.5 - 9.0% 8.0 - 8.5% SEATING SYSTEMS 2.4% 5.4 - 5.9% 4.5 - 5.0% POWER & VISION 5.1% 7.7 - 8.2% 7.3 - 7.8% COMPLETE VEHICLES 5.1% 4.1 - 4.6% 4.5 - 5.0%

21 IN SUMMARY Solid Q2 Performance in a Challenging Environment Q2 2021 Earnings - 06AUG21 Strong cost management considering volatile production schedules Free cash flow 1 generation of $178M, $592M YTD Maintained 2021 free cash flow 1 expectations despite lowered 2021 Outlook 1 Free Cash Flow (FCF) is Cash from Operating Activities plus proceeds from normal course dispositions of fixed and other assets plu s settlement of long - term receivable from a non - consolidated joint venture minus capital spending minus investment in other assets Returned $226M to shareholders through dividends and share repurchases

Q2 2021 Earnings - 06AUG21 22 Appendix

Q2 2021 Reconciliation of Reported Results Q2 2021 Earnings - 06AUG21 23 REPORTED OTHER EXPENSE, NET EXCL. OTHER EXPENSE, NET Income Before Income Taxes $ 540 $ 6 $ 546 % of Sales 6.0% 6.0% Income Tax Expense $ 104 $ 4 $ 108 % of Pretax 19.3% 19.8% Income Attributable to Non - Controlling Interests $ (12) $ - $ (12) Net Income Attributable to Magna $ 424 $ 2 $ 426 Earnings Per Share $ 1.40 $ - $ 1.40 EXCLUDING OTHER EXPENSE (INCOME), NET $MILLIONS – EXCEPT FOR SHARE FIGURES

Q2 2020 Reconciliation of Reported Results Q2 2021 Earnings - 06AUG21 24 EXCLUDING OTHER EXPENSE (INCOME), NET $MILLIONS – EXCEPT FOR SHARE FIGURES REPORTED OTHER EXPENSE EXCL. OTHER EXPENSE Loss Before Income Taxes $ (789) $ 168 $ (621) % of Sales (18.4)% 14.5% Income Tax Benefit $ (137) $ 32 $ (105) % of Pretax 17.4% 16.9% Loss Attributable to Non - Controlling Interests $ 5 $ - $ 5 Net Loss Attributable to Magna $ (647) $ 136 $ (511) Loss Per Share $ (2.17) $ 0.46 $ (1.71)

Sales Performance vs Market 25 REPORTED ORGANIC 1 PERFORMANCE VS WEIGHTED GLOBAL PRODUCTION (Weighted GoM) Body Exteriors & Structures 125% 114% (19)% Power & Vision 122% 95% (38)% Seating 123% 97% (36)% Complete Vehicles 60% 46% (87)% TOTAL SALES 110% 93% (40)% Unweighted Production Growth 58% Weighted Production Growth 2 133% 1 Organic Sales represents sales excluding acquisitions net of divestitures and FX movements 2 Calculated by applying Magna geographic sales weighting, excluding Complete Vehicles, to regional production Q2 2021 Earnings - 06AUG21 Q2 2021 vs Q2 2020

Sales Performance vs Market 26 REPORTED ORGANIC 1 PERFORMANCE VS WEIGHTED GLOBAL PRODUCTION (Weighted GoM) Body Exteriors & Structures 45% 39% 1% Power & Vision 58% 41% 3% Seating 38% 25% (13)% Complete Vehicles 48% 36% (2)% TOTAL SALES 48% 37% (1)% Unweighted Production Growth 36% Weighted Production Growth 2 38% 1 Organic Sales represents sales excluding acquisitions net of divestitures and FX movements 2 Calculated by applying Magna geographic sales weighting, excluding Complete Vehicles, to regional production Q2 2021 Earnings - 06AUG21 2021 YTD vs 2020

Geographic Sales 27  Q2 2020  Q2 2021 NORTH AMERICA $1.6B $4.1B PRODUCTION +165% EUROPE $2.2B $4.1B PRODUCTION +110% ASIA $475M $912M PRODUCTION +25% (China +3%) REST OF WORLD $25M $100M S.A. PRODUCTION +355% Q2 2021 vs Q2 2020 Q2 2021 Earnings - 06AUG21

2023 Financial Outlook 1 Q2 2021 Earnings - 06AUG21 28 1 We have not updated 2023 Outlook ranges from our February 19 th , 2021 press release. 2 Adjusted EBIT Margin is the ratio of Adjusted EBIT to Total Sales Assumptions Light Vehicle Production (millions of units) • North America 16.3 • Europe 20.1 • China 26.0 Foreign Exchange Rates • 1 CDN dollar equals USD 0.770 • 1 EURO equals USD 1.210 • 1 RMB equals USD 0.153 $ Billions, Unless Otherwise Noted Sales • Body Exteriors & Structures $18.0 – $19.0 • Power & Vision $13.0 – $13.6 • Seating Systems $6.1 – $6.5 • Complete Vehicles $6.3 – $6.8 Total Sales $43.0 – $45.5 • Adjusted EBIT Margin % 2 8.1% – 8.6% • Equity Income $155M – $200M

Capital Allocation Principles Q2 2021 Earnings - 06AUG21 29 Disciplined, Profitable Approach to Growth Remains a Foundational Principle Q2'21 Maintain Strong Balance Sheet • Preserve liquidity and high investment grade credit ratings - Adj. debt / Adj. EBITDA ratio between 1.0 - 1.5x LTM 06/30/21 1.29x • Maintain flexibility to invest for growth Invest for Growth • Organic and inorganic opportunities Fixed asset additions Other investments Public + Private Equity Inv. $277M $93M $17M • Innovation Return Capital to Shareholders • Continued dividend growth over time $127M • Repurchase shares with excess liquidity $99M

$Millions Leverage Ratio Q2 2021 Earnings - 06AUG21 30 Further Improved in Q2 2021 LTM EBITDA $ 4,634 Lease Adjustment $ 320 Other $ (217) Adjusted EBITDA $ 4,737 Debt per Balance Sheet $ 4,058 Lease Liability per Balance Sheet $ 1,841 Other $ 218 Adjusted Debt $ 6,117 Adjusted Debt / Adjusted EBITDA (Q2 2021) 1.29x Adjusted Debt / Adjusted EBITDA (Q1 2021) 1.74x

BODY EXTERIORS & STRUCTURES Segment Financial Performance Q2 2021 Earnings - 06AUG21 31 • Earnings on higher sales (+) • Cost savings and operating efficiencies, including as a result of implemented restructuring actions (+) • Higher tooling contribution (+) • Net provisions for customer claims in 2020 (+) • Lower transactional FX losses and positive impact of foreign currency translation (+) • Favourable value - added tax settlement in Brazil (+) • Higher employee profit sharing and incentive comp ( - ) • Incremental labour costs in Mexico ( - ) • Net customer price concessions ( - ) • Higher global light vehicle production (+) • Launch of new programs (+) • Foreign currency translation: $173M (+) • End of production of certain programs ( - ) • Net customer price concessions ( - ) $1.6 $3.6 Q2'20 Q2'21 Sales ($Billions) +125% Adjusted EBIT ($Millions) - $315 $227 0.0 0.1 0.1 0.1 0.1 0.1 0.1 0.1 -$450 -$350 -$250 -$150 -$50 $50 $150 $250 $350 Q2'20 Q2'21

• Higher global light vehicle production (+) • Launch of new programs (+) • Consolidation of Getrag entities: $175M (+) • Foreign currency translation: $170M (+) • Net customer price concessions ( - ) POWER & VISION Segment Financial Performance Q2 2021 Earnings - 06AUG21 32 • Earnings on higher sales (+) • Lower net application engineering costs in ADAS (+) • Cost savings and operating efficiencies, including as a result of implemented restructuring actions (+) • Lower net warranty costs: $13M (+) • Foreign currency translation: $12M (+) • Higher equity income: $10M (+) • Consolidation of Getrag entities (+) • Higher employee profit share and incentive comp ( - ) • Higher commodity costs ( - ) • Net customer price concessions ( - ) $1.3 $2.9 Q2'20 Q2'21 - $226 $203 0.0 0.1 0.1 0.1 0.1 0.1 0.1 0.1 0.1 0.1 0.1 -$300 -$200 -$100 $0 $100 $200 $300 Q2'20 Q2'21 Sales ($Billions) +122% Adjusted EBIT ($Millions)

• Higher global light vehicle production (+) • Launch of new programs (+) • Acquisition of Hongli in China: $92M (+) • Foreign currency translation: $41M (+) • Unfavourable production mix ( - ) • Net customer price concessions ( - ) SEATING Segment Financial Performance Q2 2021 Earnings - 06AUG21 33 • Earnings on higher sales (+) • Productivity and efficiency improvements at an underperforming facility (+) • Favourable commercial settlements (+) • Favourable value - added tax settlement in Brazil (+) • Higher launch costs ( - ) • Higher employee profit sharing and incentive comp ( - ) • Net customer price concessions ( - ) $0.5 $1.2 Q2'20 Q2'21 - $84 $26 0.0 0.0 0.0 0.0 0.0 0.1 0.1 0.1 Q2'20 Q2'21 Sales ($Billions) +123% Adjusted EBIT ($Millions)

• Higher vehicle assembly volumes (+13K units) • Higher euro: $126M (+) COMPLETE VEHICLES Segment Financial Performance Q2 2021 Earnings - 06AUG21 34 • Earnings on higher assembly volumes, net of contractual fixed cost recoveries on certain programs (+) • Higher margins on engineering programs (+) • Foreign currency translation: $7M (+) • Higher employee profit sharing and incentive comp ( - ) • Net customer price concessions ( - ) $0.9 $1.5 Q2'20 Q2'21 $44 $79 $0 $10 $20 $30 $40 $50 $60 $70 $80 $90 Q2'20 Q2'21 Sales ($Billions) +60% Adjusted EBIT ($Millions)

Q2 2021 Earnings - 06AUG21 35 END